UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Changes in Board of Directors.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement September 12, 2011 related to a change in the registrant’s Board of Directors.

1.2	Regulatory announcement September 12, 2011 related to a change in the registrant’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: September 15, 2011	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

Exhibit 1.1

12 September 2011

CSR plc

Non Executive Director

Retirement from the Board

The Company today announces that Mr James Collier, a non-executive director, is standing down from the Board with immediate effect.

Ron Mackintosh, Chairman, commented

‘On behalf of the Board and Company, I would like to thank James for the contribution he has made to CSR, in creating and shaping a company that is a world leader. From those first days in 1999 he has played an important part in the continued growth and diversification of CSR, right up to the present and our completed merger with Zoran Corporation. We wish James well for the future and the continued success of his new venture with Neul Limited’.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations)

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 1.2

12 September 2011

CSR plc

Appointment to the Board

The Company announces that Dr Levy Gerzberg was appointed to the Board as a non-executive director effective from 31 August 2011 and completion of the merger with Zoran Corporation.

Ron Mackintosh, Chairman, commented

‘I would like to welcome Levy to our board on the successful completion of our merger with Zoran Corporation. Levy brings a wealth of knowledge and insight both as co-founder, President, CEO and Director of Zoran and of the markets and technologies, in which Zoran has been a world leader. We look forward to benefiting from his contribution to our board and in the successful future from the merger of our two companies.’

Regulatory information

Dr Gerzberg was President, CEO and an executive director of Zoran Corporation through the past five years to 31 August 2011.

No other information is required to be disclosed pursuant to paragraph LR 9.6.13R of the Listing Rules of the Financial Services Authority in relation to the appointment of Levy Gerzberg as a Director of CSR plc

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations)

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

This information is provided by RNS

The company news service from the London Stock Exchange

END